MITCHELL S. NUSSBAUM of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

March 6, 2008

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Hambrecht Asia Acquisition Corp. Amendment No. 4 to Registration Statement on Form F-1 Filed December 24, 2007 File No. 333-146147

Dear Mr. Reynolds:

On behalf of our client, Hambrecht Asia Acquisition Corp., a Cayman Islands corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 5 (“Amendment No. 5”) on Form S-1 to the Company’s Registration Statement on Form F-1 (No. 333-146147) (the “Registration Statement”), which includes only Part II of the Registration Statement and the specified exhibits.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 5 and all exhibits filed therewith.

Amendment No. 5 includes certain exhibits which the Staff requested be re-filed. As discussed with the Staff, certain changes to the prospectus in the Registration Statement would be made in a 424(b) prospectus after the effective date of the Registration Statement.

In order to facilitate your review of Amendment No. 5, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 5.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Los Angeles New York Chicago Nashville www.loeb.com

Comment Number	Comment and Response

The Offering

Redemption rights for shareholders voting to reject the extended period or our initial business combination, page 14

1.
We note in several places your discussion of the redemption rights and the proposed limitation on redemption by holders of your securities acting as a “group” as such term is defined under Section 13(d) of the Exchange Act of 1934, as amended. With respect to this proposal, please address the following:

•
Will the prohibitions apply only to persons who file reports under Section 13(d) as a “group” or will you independently assess whether persons are acting as a group and if so, on what basis will you be making such determinations;

•	Will this prohibition apply to all shareholders or only to the shareholders who purchase in the offering; and

•	Address any Cayman Islands law or exchange rules that might apply to this proposal.

The disclosure in the 424(b) prospectus to be filed with the Commission after the effective date of the Registration Statement will reflect that the limitation of the number of shares redeemable by the holders of our securities acting as a group will be limited to (i) those persons who have filed a Schedule 13D or 13G indicating the presence of a group, and (ii) those persons who have acknowledged to the Company that they are acting, or intend to act, as a group.

The Company believes that the disclosure relating to “public shareholder” indicated that the redemption limitation applied to all public holders. However, the disclosure has been modified to further clarify that the prohibition applies to all stockholders who have redemption rights.

Cayman Islands counsel has advised that there are no Cayman Islands laws that are implicated by the proposal and since the Company is not listed on an exchange, no exchange rules apply to this proposal. The OTCBB does not have any rules which implicate the redemption limitation.

Liquidity and Capital Resources, page 59

2.
We note that the exercise price of the warrants was reduced from $6.00 to $5.00, while your disclosure on page 59 indicates that you reviewed 33 comparable blank check companies with $8.00 unit prices and $6.00 or less warrant exercise prices. Please explain in more detail how your analysis of the trading prices of warrants for comparable blank check companies supports your conclusion that no compensation expense will be recorded for the sale of your private placement warrants. We note your disclosures on pages 86-87 that your management has been associated with various blank check companies, some of which have consummated business combinations. Tell us how you considered the effects of your prior management experience on whether the identified blank check companies are comparable to your offering. We may have additional comments after reviewing your response.

Attached as Exhibit A to this letter is a table listing the 38 blank check companies listed between January 1, 2007 and March 1, 2008 that had unit purchase prices of $8.00 and warrant exercise prices of $6.00 or less.  Based on the information contained in the table, taking into account the table as a whole, only the ten companies with warrant exercise prices of $5.00 or less, and the nine companies with warrant exercises prices of $5.00, the fair market value of the warrants would still be no more than $1.00.  The Company’s management team, while it has advised or underwritten blank check companies, has never managed or been a principal or founder of a blank check company and therefore does not have previous experience with operating a such a company.

3.
Please confirm that if the actual trading price of your public warrants exceeds the sales price of the private placement warrants, compensation expense will be recorded for any excess. Revise your disclosures as appropriate.

Management does not believe that the sale of the warrants to the sponsor will result in the recognition of stock-based compensation expense because Management believes that the warrants are being sold at or above fair value. However, the actual fair value of the warrants and any stock-based compensation will be determined on the date of issuance.

4.
Please file revised Exhibits 4.3, 4.4 and 4.5 reflecting the changes to the exercise price of the public and private placement warrants, the number of private placement warrants to be sold, and any other revised terms of the proposed offering.

Exhibits 1.1, 4.1, 4.3, 4.4, 4.5 and 10.15 have been re-filed with Amendment No. 5.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.
Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

Exhibit A

Company Name	Unit Price	Warrant Strike	Warrant Ticker	Warrant Price (Day the Unit Split)	Price of Warrants 30 days after Unit split-off
Chinagrowth North Acquisition	$8.00	$6.00	CGNQF	$1.00	$1.10
Chinagrowth South Acquisition	$8.00	$6.00	CGSQF	$1.00	$1.18
Union Street Acquisition	$8.00	$6.00	USQWS	$0.65	$0.60
Trans-India (I-Banker and CRT)	$8.00	$6.00	TILWS	$0.77	$1.00
Churchill Ventures	$8.00	$6.00	CHVWS	$0.65	$0.71
Oceanaut	$8.00	$6.00	OKNUN	$0.65	$0.85
Santa Monica Media	$8.00	$6.00	MEJWS	$0.64	$0.68
Tailwind Financial	$8.00	$6.00	TNFWS	$0.85	$0.99
MBF Healthcare	$8.00	$6.00	MBHWS	$0.90	$0.85
Vector Intersect	$8.00	$6.00	VTRQW	$1.02	$0.95
Columbus Acquisition	$8.00	$6.00	BUSWS	$0.83	$0.82
Arcade Acquisition Corp.	$8.00	$6.00	ACDQW	$0.90	$0.92
Vantage Energy	$8.00	$6.00	VTGUN	$0.91	$0.93
APEX Bioventures	$8.00	$6.00	PEXWS	$0.81	$0.78
Advanced Technology Acquistion Corp.	$8.00	$6.00	AXCWS	$0.78	$0.70
China Fortune Acquisition Corp.	$8.00	$6.00	CFAWF	$1.05	$1.00
KBL Healthcare Acquisition III	$8.00	$6.00	KHAWS	$0.75	$0.65
FMG Acquisition	$8.00	$6.00	FMGQW	$0.70	$0.70
Global BPO Services	$8.00	$6.00	OOOWS	$0.65	$0.59
Golden Pond Healthcare	$8.00	$6.00	GPHWS	$0.70	$0.75
Heckmann	$8.00	$6.00	HEKWS	$0.77	$0.71
Ideation	$8.00	$6.00	IDIWS	$0.70	$0.61
Average				$0.80	$0.82

Symmetry Holdings (Novaamerican Steel)	$8.00	$5.50	TONSW	$0.89	$1.10
Stoneleigh Partners Acquisition Corp.	$8.00	$5.50	SOCWS	$0.92	$0.72
Stone Tan China	$8.00	$5.50	STTAW	$0.97	$0.84
TM Entertainment	$8.00	$5.50	TMIWS	$0.75	$0.67
Camden Learning	$8.00	$5.50	CAELW	NA	$0.95
Average				$0.88	$0.86

2020 Chinacap Aquirco	$8.00	$5.25	TTYWS	$0.86	$0.93
Secure America Acquisition	$8.00	$5.25	HLDWS	$0.68	$0.36
				$0.77	$0.65

Information Services	$8.00	$5.00	IIIUN	$0.75	$0.72
Hyde Park Acquisition (Rand Acquisition Corp II)	$8.00	$5.00	HYDQW	$1.40	$1.63
Media & Entertainment Holdings, Inc.	$8.00	$5.00	TVHWS	$0.85	$1.06
Transtech Services Partners	$8.00	$5.00	TTSPW	$0.95	$0.90
Alyst Acquisition Corp.	$8.00	$5.00	AYAWS	$0.80	$0.77
Interamerican Acquisition Corp	$8.00	$5.00	IAQGW	$0.90	$1.15
North Shore Acquisition	$8.00	$5.00	NSAQW	$0.75	$0.80
Tremesis Energy II	$8.00	$5.00	TGYUN	$0.65	NA
BBV Vietnam	$8.00	$5.00	BBVUF	$1.30	NA
Average				$0.93	$1.00

Inter-Atlantic	$8.00	$4.50	IANWS	$0.85	$0.90

Overall Average				$0.84	$0.85